03002068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 2 5 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8- 43400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BULLARO SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway Street
(No. and Street)

Astoria, New York 11103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Bullaro 718-204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ballo & Co.
(Name – *if individual, state last, first, middle name*)

67 Hudson Street, New York, New York 10013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelito A. Ballo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullaro Securities, Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS BULLARO
Notary Public, State of New York
No. 01BU5516500
Qualified in Queens County
Commission Expires July 31, 2006

STATE OF NEW YORK
COUNTY OF QUEENS

Signature

Partner
Title

SWORN TO BEFORE ME THIS DAY OF Feb 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLARO SECURITIES, CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
YEAR ENDED DECEMBER 31, 2002

BULLARO SECURITIES, CORP.
YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Ballo & Co.
Certified Public Accountants
67 Hudson Street
New York, NY 10013

Tel no. (212) 406 1640
Fax no. (212) 267 4772

INDEPENDENT AUDITOR'S REPORT

We have conducted the annual audit of Bullaro Securities, Corp. for 2002 and examined the following statements and schedules:

1. Statement of Financial Condition;
2. Statement of Income (Loss) and Change in Retained Earnings;
3. Statement of Cash Flows;
4. Computation of Net Capital;
5. Reconciliation of the Audited Computation of Net Capital and the Broker-Dealer's Unaudited Computation;
6. Supplemental Report Describing Any Material Inadequacies; and
7. Records Availability

Our examination was made in accordance with auditing standards generally accepted in the United States of America and with the audit requirements prescribed by the Securities and Exchange Commission and, accordingly, included such tests of the accounting records and such auditing procedures as we considered necessary in the circumstances.

In our opinion, the attached statements and schedules present fairly the financial position of Bullaro Securities, Corp. on December 31, 2002 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

We have not included a computation for Determination of the Reserve Requirements (Rule 15c 3-3) nor any information relating to possession or control requirements (Rule 15c 3-3). Bullaro Securities, Corp. has an agreement clearing all of its customer transactions through Wexford Clearing Services, Corp. (S.E.C. #8-48636) on a fully disclosed basis. Therefore, it is exempt from the above requirements under paragraph K-2 (ii) of the exemptive provision.

Year-end results for 2002 are prepared on a trade-date basis as were interim monthly and quarterly results.

The management of Bullaro Securities, Corp. is responsible for establishing and maintaining a system of internal accounting control practices and procedures. The objectives of a system and the practices and procedures are to provide management reasonable, but not absolute, assurance that the assets for which Bullaro Securities, Corp. has responsibility for are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the accepted accounting principles.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Accordingly, we do not express an opinion on the system of internal accounting control of Bullaro Securities, Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Based on our study, we believe that Bullaro Securities, Corp. practices and procedures were adequate to meet the Securities and Exchange Commission's rules and regulations.

Ballo & Co.

Ballo & Co.

New York, NY
Date: 2/17/2003

Bullaro Securities, Corp.
Statement of Financial Condition
As of December 31, 2002

Assets		
Current assets		
Cash and cash equivalents	$	21,604
Subscription receivable		29,300
Marketable securities		400,947
Total current assets		451,851
Non-current assets		
Bonds ($25,000 face, 12%, due 7/1/2012)		40,234
Other assets		
Due from officer		0
Total assets	$	492,085
Liabilities and owner's equity		
Current liabilities		
Accounts payable	$	0
Total liabilities		0
Owner's equity		
Common stock		250,000
Paid in capital		319,536
Retained earnings		(77,451)
Total owner's equity		492,085
Total liabilities and owner's equity	$	492,085

Bullaro Securities, Corp.
Statement of Income (Loss) and Changes in Retained Earnings
For the Year Ended December 31, 2002

Income	
Commission income	$ 55,845
Gain (loss) from trading account	255,287
Dividend and interest income	514
Total income	311,646
Expenses	
Salary and fringes	6,000
Clearing charges	12,522
Commission and fees	253,991
Telephone	12,255
Travel	91
Dues and fees	5,250
Taxes	4,263
Legal and accounting	2,000
Postage and deliveries	1,149
Interest expense	20
Rental expense	15,431
Data transmission	9,600
Miscellaneous	1,788
Total expenses	324,360
Net income (loss)	(12,714)
Retained earnings, beginning	(64,737)
Retained earnings, ending	$ (77,451)

Bullaro Securities, Corp.
Statement of Cash Flows
As of December 31, 2002

Cash flows from operating activities		
Net proceed from sales/purchases of securities and inventory	$	(95,609)
Receipts of interest and dividend		514
Cash paid to employees and vendors		(325,126)
Net cash provided by (used in) operating activities		(420,221)
Cash flows from investing activities		
Cash received from Officer		238,533
Cash flows from financing activities		0
Net increase (decrease) in cash		(181,688)
Cash, beginning		203,292
Cash, ending	$	21,604
Reconciliation of net income to net cash provided by (used in) operating activities		
Net income (loss)	$	(12,714)
Adjustment to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in stock position		(400,947)
(Increase) decrease in receivables		(5,794)
Increase (decrease) in accounts payable		(766)
Net cash provided by (used in) operating activities	$	(420,221)

Bullaro Securities, Corp.
Supplementary Schedules
For the Year Ended December 31, 2002

Supporting Schedules

Assets		
Cash and cash equivalents	$	21,604
Subscription receivable		29,300
Marketable securities		400,947
Bonds		40,234
Due from Officer		-
Total assets	$	492,085
Current Liabilities		
Accounts payable	$	0
Owner's Equity		
Capital stock	$	250,000
Paid in capital		319,536
Retained earnings		(77,451)
Total owner's equity	$	492,085

Computation of Net Capital

Net worth, December 31, 2002	$	492,085
Less: Bonds		40,234
Haircuts		0
Unrealized gain (loss)		0
Exempted securities		17,213
Options		158,174
Net capital, December 31, 2002	$	276,464
Minimum required net capital	$	100,000

Bullaro Securities, Corp.
Supplementary Schedules
For the Year Ended December 31, 2002

Reconciliation of the Audited Computation of Net
Capital and the Broker-Dealer's Unaudited Computation

No material differences existed between the two computations

Supplemental Report Describing Any Material Inadequacies

No material inadequacies have been found to exist.

Records Availability

The Statement of Financial Condition as of December 31, 2002 of Bullaro Securities, Corp. is available for examination at the office of the corporation (25-19 Steinway Street Astoria, NY 11103) and at the regional office of the Commission (33 Whitehall Street, New York, NY 10004)